

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Jeffrey M. Soinski
Chief Executive Officer
Avinger, Inc.
400 Chesapeake Drive
Redwood City, CA 94063

  Re: Avinger, Inc.
   Registration Statement on Form S-3
   Filed April 3, 2024
   File No. 333-278495

Dear Jeffrey M. Soinski:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Benjamin Richie at 202-551-7857 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Industrial Applications and
       Services

cc: David Marx